August 12, 2025

John-Paul Backwell
Chief Executive Officer
Fusion Fuel Green PLC
9 Pembroke Street Upper
Dublin D02 KR83
Ireland

       Re: Fusion Fuel Green PLC
           Registration Statement on Form F-3
           Filed August 8, 2025
           File No. 333-289429
Dear John-Paul Backwell:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jenny O'Shanick at 202-551-8005 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing
cc:   Joseph J. Kaufman